EXIBIT (4)(f)

FORM OF ENDORSEMENT (TAE FUND FACILITATION FEE)

Home Office located at: 440 Mamaroneck Avenue, Harrison, New York 10528 Adm. Office located at: 4333 Edgewood Road N.E. Cedar Rapids, Iowa 52499 (319) 355-8511
A Stock Company (Hereafter called the Company, we, our or us)

AMENDATORY ENDORSEMENT

This Amendatory Endorsement is attached to and part of your policy.

Fund Facilitation Fee
AllianceBernstein Balanced Wealth Strategy Portfolio	0.20%
American Funds - Asset Allocation Fund	0.30%
American Funds - Bond Fund	0.30%
American Funds - Growth Fund	0.30%
American Funds - Growth-Income Fund	0.30%
American Funds - International Fund	0.30%
Equity Index Portfolio	0.20%
Fidelity VIP Contrafund® Portfolio	0.20%
Fidelity VIP Equity-Income Portfolio	0.20%
Fidelity VIP Growth Portfolio	0.20%
Fidelity VIP Mid Cap Portfolio	0.20%
Fidelity VIP Value Strategies Portfolio	0.20%
Franklin Templeton VIP Founding Funds Allocation Fund	0.15%
GEI Total Return Fund	0.20%
International Portfolio	0.20%
Mid-Cap Index Portfolio	0.20%
REIT Index Portfolio	0.20%
Short-Term Investment-Grade Portfolio	0.20%
Total Bond Market Index Portfolio	0.20%
TA BlackRock Global Allocation VP	0.10%

If any of the above Subaccounts are elected, a Fund Facilitation Fee would be charged in addition to any policy fees and charges, and will be used in the calculation of the net investment factor as described in the Accumulation Units provision of the policy. The Fund Facilitation Fee will only be charged when money is allocated to one of the above Subaccounts and is guaranteed not to change during the life of the policy. The Fund Facilitation Fee is an annualized percentage taken from the daily net asset values of a fund share held in that Subaccount.

This endorsement takes effect and expires concurrently with the policy to which it is attached and is subject to all the terms and conditions of the policy not inconsistent herewith.

Signed for us at our home office.

SECRETARY	PRESIDENT

AE 1288 0608 (NY) (TAE)